                                                          April 15, 1997

Mr. A. James Bach
Dean Witter Reynolds, Inc.
Senior Vice President
Two World Trade Center
New York, New York  10048

Dear Mr. Bach:

        This will confirm the agreement between you (the "Dealer") and Seligman Financial Services, Inc. ("SFSI").

        1. Scope. SFSI acts as principal underwriter to certain investment companies registered under the Investment Company Act of 1940, as amended (each, a "Fund"). SFSI is engaging the Dealer to assist in marketing shares of each Fund ("Shares") to any institutional investor (i.e. pension plans, insurance companies, investment companies) located in Chile, willing to purchase Shares having a net asset value equal to at least $1 million.

        2. Compensation. In accordance with the prospectus of each Fund, SFSI will pay the Dealer a fee (the "Fee") on sales of Shares as follows: 1.00% of sales up to but not including $2 million; .80% of sales from $2 million up to but not including $3 million; .50% of sales from $3 million up to but not including $5 million; and .25% of sales from $5 million and above. The calculations of the Fee will be based on assets held by a "single person" as defined in each Fund's prospectus.

        3. Refunds for Early Redemption or  Nonfulfillment  of Letter of Intent.
(a) If any Investor, with respect to whose purchase of Shares compensation has been paid pursuant to paragraph 2, redeems any Shares within eighteen months of purchase, the Dealer will repay SFSI an amount equal to such compensation multiplied by (i) a fraction, of which the numerator is equal to the number of such Shares, and the denominator is equal to the number of Shares purchased by such Investor during the eighteen-month period preceding the redemption and further multiplied by (ii) a fraction, of which the numerator is equal to the number of days remaining in the eighteen-month period commencing with the purchase of the Shares being redeemed, and the denominator is equal to 548. To the extent any Investor redeeming Shares has purchased Shares on more than one date, such Investor shall be considered to redeem Shares in the order they were purchased for the purposes of this paragraph. (b) In the event the Dealer has been paid compensation for Shares purchased pursuant to a Letter of Intent and Investor fails to purchase Shares having a net asset value equal to at least $1 million pursuant to the Letter of Intent, the Dealer will repay to SFSI all compensation paid pursuant to paragraph 2 with respect to the Shares purchased by such Investor.

        4. Undertakings. The Dealer will perform its services under this agreement in compliance with the terms of its separate Sales Agreement with SFSI and instructions received from time to time from SFSI and in compliance with all applicable laws, including any Chilean laws that may be applicable. The Dealer assumes full responsibility for complying with any registration, licensing or other relevant laws affecting its solicitation activities, and specifically acknowledges that neither SFSI nor any Fund has taken steps to qualify Shares for sale in any jurisdiction outside the United States, including Chile. The Dealer will not engage in any solicitation activities in any jurisdiction or in any manner in which it is unlawful for it to do so.

        5. Status. The Dealer shall not be an employee, agent or officer of SFSI but shall have the status of an "independent contractor." The Dealer shall not render any investment advice to any person or organization on behalf of SFSI. The Dealer is not authorized to act in any way on behalf of SFSI. Without limiting the generality of the foregoing, the Dealer is not authorized to enter into any agreement or undertaking on behalf of SFSI with any person or organization.

        6. Term. This agreement is terminable at any time by either the Dealer or SFSI upon written notice to the other but no such termination shall affect the obligation of SFSI to pay the Fee under paragraph 2 with respect to any Investor's subscription for Shares received by SFSI or the Fund's shareholder servicing agent prior to the time of such termination or the obligation of the Dealer to refund any fee under paragraph 3.

        7. Miscellaneous. This agreement is made in accordance with and shall be governed by the laws of the State of New York applicable to contracts made and performed entirely therein. This agreement contains the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements or understandings in regard to the subject matter hereof. This agreement may be amended only by a written instrument executed by the party against whom enforcement of such amendment is sought. This agreement is not assignable by either party in any manner, by operation of law or otherwise, without the written consent of the non-assigning party.

        Please confirm that this letter accurately sets forth our entire understanding by signing below.

                                                          Very truly yours,


                                                          Edward F. Lynch
                                                          Senior Vice President

CONFIRM:

Dean Witter Reynolds, Inc.

By:_________________________
      Name:
      Title:



By:_________________________
      Name:
      Title: